September 3, 2008

TAMRO Capital Partners LLC

Attn: Kathleen B. Neumann

1660 Duke Street, Suite 200

Alexandria, VA 22314

Re:	Amendment to Schedule B

Dear Ms. Neumann:

This letter agreement serves to amend Schedule B (“Schedule B”) to our investment sub-advisory agreement, dated July 1, 2007, (the “Agreement”).

The amended Schedule B reflects an additional breakpoint with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Randall W. Merk
Name:	Randall W. Merk
Title:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

TAMRO Capital Partners LLC

By:	/s/ Kathleen Neumann
Name:	Kathleen Neumann
Title:	President

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

TAMRO CAPITAL PARTNERS LLC

FEES

Fees will be accrued each day by applying to the Net Asset Value of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Sub-Adviser represents and warrants that the Company Percentage now is and in the future will be equal to or less than the applicable fee percentage payable to Sub-Adviser under any other advisory or sub-advisory agreement for comparable investment advisory services (each a “Third Party Percentage”). If at any time, the Company Percentage is greater than any Third Party Percentage, the Company Percentage will be reduced to the lowest Third Party Percentage, including with respect to any advisory or sub-advisory agreement amended or entered into by Sub-Adviser after the effective date of this Schedule. Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

If the assets are equal to or less than $80 million, the Company Percentage will be 70 Basis Points.

If the assets are greater than $80 million, the Company Percentage will be 60 Basis Points on all assets managed.

If the assets are greater than $150 million, the Company Percentage will be 57.5 Basis Points on all assets managed.

Effective Date of this Schedule B: September 1, 2008